Alcon is the global leader in eye care, dedicated to helping people See Brilliantly. With an over 75-year heritage, we are the largest eye care company in the world, with complementary businesses in Surgical and Vision Care. Being a truly global company, we work in 60 countries and serve patients in more than 140 countries. We have a long history of industry firsts, and each year we commit a substantial amount in research and development to meet customer needs and patient demands.

Table of Contents	i	Table of Contents
	ii	Letter from the Board Chair
	iv	Message from the CEO
	vi	Market Overview
	viii	Select Financial Highlights
	x	Portfolio Update
	xii	Corporate Responsibility
	xiv	Innovation

Alcon Annual Report 2022	i

We see a greater need for eye care innovation. Guided by our mission, our more than 25,000 associates feel a deep responsibility to deliver on our purpose of helping the world see brilliantly, for everyone, everywhere.
To Our Shareholders
In 2022, Alcon celebrated its 75th anniversary. This anniversary marks a long heritage of breakthrough innovation, industry firsts, unwavering dedication to eye care professionals and their patients and commitment to increasing access to eye care.
While the eye care industry has changed significantly since our founding, we continue to see a greater need for eye care innovation. Guided by our mission, our more than 25,000 associates feel a deep responsibility to deliver on our purpose of helping the world see brilliantly, for everyone, everywhere.
Living Our Mission
In 2022, we continued to deliver lasting impact by formalizing our approach to corporate responsibility, which defines our ambitions, informs our strategy and creates accountability. This strategy is formed around three pillars: Brilliant Lives, Brilliant Innovation and Brilliant Planet. As part of this strategy, we have identified metrics and goals to hold ourselves accountable and measure progress, including:
•Goals to improve peoples' lives by improving their vision, particularly in low- and middle-income countries, as well as improve vision for children, and
•Goals that include carbon neutrality* across global operations and diversion of non-hazardous waste generated at manufacturing sites and distribution centers.

*    For Scope 1 and Scope 2 emissions.

ii	Alcon Annual Report 2022

These goals, and much more, are reflected in our 2021 Corporate Responsibility Report, in which we enhanced our disclosure around our efforts related to expanding access to quality eye care, creating a more diverse and inclusive company and protecting our environment. The report is available on our website, and I encourage everyone to review it and learn about how we are making a difference.
Governance and Shareholder Outreach
Each year, we engage with shareholders to discuss our corporate governance practices and solicit feedback. I personally attended many of these engagements, and I thank our shareholders for the insights they shared on our governance practices, the selection of our peer group for compensation purposes and our remuneration philosophy, framework and disclosure. The Compensation Report and Corporate Governance sections of this Annual Report reflect the Board’s careful consideration of the feedback we received.
Lastly, the success we saw in 2022 is only possible thanks to the continued commitment of Alcon's associates. I continue to be impressed by their dedication to our customers, their patients and to improving the sight of people everywhere.
Thank you for your continued trust and support.
Yours sincerely,
F. Michael Ball
Chair

Our Stakeholders

•Investors

•Patients •Customers •Ophthalmologists •Optometrists •Eye Care Professionals

•Associates •Communities

•Research Partners •Suppliers

Alcon Annual Report 2022	iii

Offering Eye Care Professionals solutions that meet their needs so that they can provide the best care for their patients is at the heart of what we do.

Dear Fellow Shareholders
This year, Alcon celebrated its 75th anniversary. In this report, you’ll see just how well our heritage of creating and delivering groundbreaking eye care innovation has equipped us for the present and set our course for the future. We are proud and grateful to be the global eye care leader, and we are excited to continue fulfilling that role in the decades ahead.
Achievements Drive Growth Despite Headwinds
By strengthening our near- and short- term strategies, we’ve continued to make strong progress on our strategic commitments including:
•We maintained our investment in Research & Development while simultaneously pursuing external partnerships;
•We invested in digital technologies and other resources to strengthen our relationship with customers and their patient education efforts;
•We accelerated our transformation program by streamlining our operating models and commercial processes; and
•We delivered strong financial results, despite broad macroeconomic pressures.
With the current global economy put to the test by supply chain issues, a strong US dollar and inflation, we are especially pleased by these noteworthy accomplishments.

iv	Alcon Annual Report 2022

Strong Demand for Differentiated Products and Solutions across Franchises
Offering solutions that meet the needs of Eye Care Professionals and their patients is at the heart of what we do. With our extensive expertise in areas such as optical design, materials science and surface chemistry, our innovations remain at the top of our sector across the businesses:
•In the Surgical Franchise, we grew our Surgical market leadership with our presbyopia-correcting IOLs and introduced our most advanced IOL material, Clareon, across our IOL portfolio, giving more choices to surgeons and their patients. We also closed the Ivantis, Inc. acquisition and introduced Hydrus Microstent into our surgical glaucoma portfolio. Our footprint with equipment in the clinic and in the operating room segment is unmatched.
•In the Contact Lens business, we introduced two new contact lens offerings: DAILIES TOTAL1 for Astigmatism and PRECISION1 for Astigmatism. DAILIES TOTAL1 for Astigmatism is the first ever lens for astigmatism with water gradient technology and strengthens the TOTAL family’s ability to serve patients who desire a premium-wearing experience. Contact lenses across the PRECISION and TOTAL product families continue to drive growth and earn the trust of our customers.
•In the Ocular Health business, during 2022, we took bold steps that add products and strengthen our value proposition through several acquisitions. In the summer, we acquired Eysuvis and Inveltys from Kala Pharmaceuticals, Inc. In addition, we acquired Aerie Pharmaceuticals, Inc., which added Rocklatan and Rhopressa to our product portfolio. Together, these additions have bolstered our presence in the ophthalmic pharmaceutical space and improved our development pipeline. Ocular health remains an appealing area for development and innovation.
Innovating Responsibly
Our status as the leader in eye care comes with a responsibility to the global community that we take seriously. In August 2022, we published our 2021 Corporate Responsibility Report highlighting the three pillars of Alcon’s responsible governance. The three pillars, Brilliant Lives, Brilliant Innovation and Brilliant Planet, were designed with longevity in mind, enabling us to help people see brilliantly for generations to come.
•Brilliant Lives: With our partner organizations, we’ll enable communities to access critical eye care services.
•Brilliant Innovation: Our diverse talent from around the globe will innovate best-in-class products that change lives.
•Brilliant Planet: We’ll care for our planet by focusing on reducing emissions and waste.
75 Years of Service
Over the last 75 years, Alcon has aspired to improve lives, strengthen communities and create long-term value through state-of-the-art innovations that improve sight. Heading into 2023, we’ve never been in a more favorable position, and that’s due to the outstanding work of Alcon’s nimble and tenacious team of associates. I am proud to lead a team that stewards Alcon’s legacy so well and understands our unlimited potential to help people around the world See Brilliantly.
Sincerely,
David J. Endicott
Chief Executive Officer

Alcon Annual Report 2022	v

Robust opportunities to address sizable unmet needs

153 million with uncorrected refractive errors[1]

1.8 billion have presbyopia, projected to grow to 2.1 billion in 2030[2]

1.4 billion live with dry eyes[3]

65 million with moderate to severe vision impairment due to cataracts[4]

146 million have diabetic retinopathy[4]

103 million live with glaucoma[5]

1.Source: World Health Organization ("WHO"). Online Q&A. 2013.
2.Source: WHO. World Report on Vision. 2019.
3.Source: MarketScope: 2020 Dry Eye Products Market Report.
4.Source: WHO. World Report on Vision. 2019.
5.Source: MarketScope: 2021 Glaucoma Surgical Device Market Report.
6.Source: WHO. Blindness and visual impairment. 2022.
7.Source: WHO. Multisectoral action for a life course approach to healthy aging. 2016.
8.Source: MarketScope, GfK and Alcon internal estimates.

75 Years of Eye Care Innovation and Access
The year 2022 marked Alcon’s 75th anniversary and, as we celebrated this milestone by reinforcing our commitment to delivering innovations that improve sight, we continued our important work of expanding access to eye care to communities around the world.
Alcon sees a world where treatable, preventable conditions affecting eye health receive the attention they need, regardless of an individual’s geography, gender, age or socioeconomic status. Currently, more than 1 billion people are living with uncorrected vision impairments — 90% of those individuals live in low- and middle-income countries6. Through training and education programs and partnerships that improve access and affordability, we are bringing eye care to those who need it.
Addressing Unmet Needs Through Innovation
We currently operate in the global ophthalmic surgical and vision care markets, which are large, dynamic and growing. As the world population grows and ages, the need for quality eye care is expanding and evolving, and we estimate that the size of the eye care market in which we operate is approximately $32 billion and is projected to grow mid-single digits per year from 2022 to 20278.
Although it is estimated that 90% of all visual impairments are currently preventable1, treatable or curable, we operate in markets that have substantial unmet medical and consumer needs. For example, based on market research, it is estimated that there are currently 65 million people with moderate to severe vision impairment due to cataracts4, 1.8 billion who suffer from presbyopia2, 153 million with uncorrected refractive errors1, 146 million with diabetic retinopathy4, 103 million living with glaucoma5 and approximately 1.4 billion who suffer from symptoms of dry eye3, among other unaddressed ocular health conditions. In addition, there are 1 billion people living with some form of unaddressed visual impairment6.
A growing aging population continues to drive the increased prevalence of eye care conditions worldwide, as the number of persons aged 60 years or over is expected to more than double by 2050, rising from 962 million globally in 2017 to 2.1 billion in 20507. Cataracts, a clouding of the eye’s lens that impairs vision, are the world’s leading cause of preventable

vi	Alcon Annual Report 2022

blindness1 and the most common cause of vision loss in people over age 40. With the incidence of cataracts and retinal disease driven by aging, these factors and others drive our expectation that demand for ophthalmic surgeries will continue to increase.
The surgical market in which we operate is estimated to be $12 billion and is projected to grow mid-single digits per year from 2022 to 20272. The surgical market includes sales of implantables, consumables and surgical equipment, including associated technical, clinical and service support and training. Surgical implantables are medical devices designed to remain in the eye, such as our monofocal and innovation-driven advanced technology intraocular lenses ("AT-IOLs") that provide cataract patients with additional refractive correction for astigmatism and/or presbyopia – often reducing the need for glasses after cataract surgery.
Glaucoma is the second-largest cause of blindness after cataracts3, with significant unmet patient need. This year Alcon completed our acquisition of Ivantis, Inc. and introduced Hydrus Microstent into our surgical glaucoma portfolio. Alcon‘s global commercial footprint and development capabilities make us well positioned to build on the success of Ivantis and help even more patients see brilliantly with Hydrus Microstent.
The vision care market in which we operate is estimated to be $20 billion and is projected to grow mid-single digits per year from 2022 to 20274, and our vision care products are among the world’s most trusted.
The contact lens market, which is comprised of products designed for use by eye care professionals and consumers, is driven by the fast-growing daily disposable contact lens and premium reusable lens segment fueled by better material, improved health and comfort and enhanced vision acuity. Additionally, advancements in specialty lenses combined with

1.Source: US Centers for Disease Control ("CDC"). Vision Health Initiative.
2.Source: MarketScope and Alcon internal estimates.
3.Source: CDC. Vision Health Initiative.
4.Source: GfK and Alcon internal estimates.
increasing demand for toric (lenses that correct astigmatic vision), multifocal and cosmetic lenses, which command an approximately 15-30% pricing premium over spherical lenses, are allowing patients to continue wearing contact lenses as they become older and helping to expand the market. In ocular health, Systane is the best-selling artificial tear brand globally and is clinically proven to soothe dry and irritated eyes quickly for long-lasting relief with its unique formulas. Systane Ultra, Hydration and Complete formulations are now preservative-free and available in convenient, multi-dose bottles. With our completed acquisition of Aerie Pharmaceuticals in late 2022 we have added Rocklatan and Rhopressa. In addition, we acquired Eysuvis and Inveltys from Kala Pharmaceuticals. Together, these additions have bolstered our presence in the ophthalmic pharmaceutical space and improved our development pipeline.
Our Surgical and Vision Care products are targeted at addressing many of these unmet medical and consumer needs. We expect the surgical and vision care markets to continue to grow, driven by multiple factors and trends, including an aging population, innovation improving eye care, increasing affluence and growing prevalence of myopia and digital eye strain.

Alcon Annual Report 2022	vii

			Change % 2022 vs. 2021			Change % 2021 vs. 2020
($ millions unless otherwise indicated)	2022	2021	$	cc*	2020	$	cc*
Net sales to third parties	8,654	8,222	5	11	6,763	22	20
Operating income/(loss)	672	580	16	59	(482)	nm	nm
Operating margin (%)	7.8	7.1			(7.1)
Diluted earnings/(loss) per share ($)	0.68	0.76	(11)	37	(1.09)	nm	nm
Core results*
Core operating income*	1,571	1,443	9	26	789	83	78
Core operating margin* (%)	18.2	17.6			11.7
Core diluted earnings per share* ($)	2.24	2.15	4	23	1.04	107	101
Net cash flows from operating activities	1,217	1,345			823
Free cash flow*	581	645			350

Our 2022 IFRS results include the following items: Amortization of certain intangible assets of $588 million

Impairments of $62 million on intangible assets

Transformation costs of $119 million; life-to-date, transformation costs were $288 million

Legal items of $90 million

Acquisition and integration related costs of $64 million

Increased interest and other financial expense

The recognition of an Advance Pricing Agreement between the US and Swiss tax authorities for fiscal years 2019 through 2022

*A non-IFRS measure. Please refer to Item 5 of this Annual Report for additional information and a reconciliation to the most directly comparable measure presented in accordance with IFRS.

viii	Alcon Annual Report 2022

In 2022, net sales to third parties increased 5%, or 11% on a constant currency basis.* This growth was driven by market improvements across most geographies from the COVID-19 pandemic, product innovation and sales from recent acquisitions.
Surgical sales benefited from continued strong demand for for the portfolio of advanced technology intraocular lenses, led by Vivity, the only non-diffractive presbyopia-correcting intraocular lens globally, as well as sales of the Hydrus Microstent. The Surgical franchise also saw strong demand for cataract equipment.
Vision Care sales benefited from demand for our portfolio of silicone hydrogel contact lenses, including the DAILIES TOTAL1 and PRECISION1 families of daily disposable lenses, and the TOTAL30 reusable lens, as well as price increases. We also saw strong demand for for our portfolio of eye drops, including recently acquired pharmaceutical products and Systane. Sales in ocular health were negatively impacted by supply chain challenges, primarily in contact lens care.
Both franchises were negatively impacted by foreign currency.
Operating margin increased 0.7 percentage points and 3.0 percentage points on a constant currency basis.* Core operating margin* expanded by 0.6 basis points over 2021, and 2.4 percentage points on a constant currency basis.*
We generated $1.2 billion in net cash from operating activities and $581 million in free cash flow*, while continuing to expand our contact lens manufacturing capacity.
*    A non-IFRS measure. Please refer to Item 5 of this Annual Report for additional information and a reconciliation to the most directly comparable measure presented in accordance with IFRS.

Executive Committee The Executive Committee of Alcon includes the following members:

David Endicott Chief Executive Officer

Laurent Attias Head Corporate Development, Strategy, Business Development and Licensing (BD&L) and Mergers and Acquisitions (M&A)

Ian Bell President, Global Business & Innovation

Sergio Duplan President, North America

Sue-Jean Lin SVP, Chief Information & Transformation Officer

Rajkumar Narayanan President, International

Tim Stonesifer Chief Financial Officer

Alcon Annual Report 2022	ix

Surgical Portfolio

Implantables
34% of net sales
Alcon offers a broad range of intraocular lenses (“IOLs”) and leads the market in both monofocal IOLs and advanced technology IOLs (“AT-IOLs”). Alcon’s portfolio of AT-IOLs is comprised of PanOptix, the leading trifocal IOL, and Vivity, a non-diffractive extended depth of focus IOL. During 2022, Alcon expanded its implantables portfolio with the Hydrus Microstent, a minimally invasive glaucoma stent, with the acquisition of Ivantis.

Consumables
50% of net sales
Alcon offers Custom Pak surgical procedure packs for use in ophthalmic surgery. Unlike conventional procedure packs, Custom Paks allow surgeons to customize the products included in their packs, which results in increased convenience, efficiency and value, as well as less waste. We offer more than 10,000 configurations of our Custom Paks globally.

Equipment/Other
16% of net sales
The breadth of Alcon’s equipment portfolio is unique in the market. The portfolio includes the industry-leading Centurion phacoemulsification machine, the Constellation vitreoretinal device, as well as microscopes and lasers. Additionally, we continue to grow in the diagnostics space with the ARGOS biometer, which continues to be well received by doctors and clinicians.

Net Sales
USD in million

x	Alcon Annual Report 2022

Net Sales
USD in million

Vision Care Portfolio

Contact Lenses
61% of net sales
In 2022, Alcon launched DAILIES TOTAL1 for Astigmatism in the US and Europe. DAILIES TOTAL1 for Astigmatism has been eagerly anticipated by eye care professionals, and with the launch of DAILIES TOTAL1 for Astigmatism, Alcon now has a spherical, multifocal and toric offering for premium dailies wearers. We also continued to rollout TOTAL30, the first and only monthly replacement, water gradient contact lens. This product extends Alcon’s TOTAL brand family for premium lens wearers into the large reusable contact lens market.

Ocular Health
39% of net sales
During 2022, Alcon expanded its presence in ocular health with the addition of the ophthalmic pharmaceutical products Eysuvis and Inveltys, as well as Rocklatan and Rhopressa. These eye drops complement Alcon’s existing portfolio of eye drops, which also includes Systane, Pataday and Simbrinza. With these additions, Alcon expanded its leadership in the large ocular health market.

To build upon the success of Systane, Alcon launched two new multi-dose preservative-free artificial tears.

Alcon Annual Report 2022	xi

Brilliant Lives

With our partner organizations, we enable communities to access critical eye care services

Brilliant Innovation

Our diverse talent from around the world innovates best-in-class products that change lives

Brilliant Planet

We care for our planet by focusing on reducing emissions and waste

Alcon aspires to improve lives, strengthen communities and create long-term value by innovating products that improve sight. Our strategy leads with our commitment to enable communities to access critical eye care services so that everyone can See Brilliantly. It is focused on three areas: Brilliant Lives, Brilliant Innovation and Brilliant Planet, and includes social and environmental impact goals to hold ourselves accountable and measure progress.
2022 Highlights
•The Phaco Development ("PD") Program: Since the program’s inception in 2008, the PD program has trained more than 5,000 surgeons in core and advanced phacoemulsification courses, the standard in cataract care. As a result, more than 7 million people in Asia, China and India have received sight-enhancing or sight-restoring procedures to date.
•The Alcon Children’s Vision Program: For more than 10 years, the Alcon Foundation has engaged service delivery partners to help children from low-income families receive the eye care they need to learn and grow. During the 2021-2022 school year, we partnered with a large local school district on a pilot program where Alcon volunteers, school nurses and partners screened more than 35,000 students at 79 elementary schools.
•GreenIST: Our Green Innovations Surgical Team identifies opportunities to increase sustainability measures and reduce waste. For example, we replaced Styrofoam used in shipping ophthalmic visco surgical devices in the U.S. with an environmentally friendly Green Cell Foam, eliminating more than 12,800 lbs. (~5,443 kg.) of waste annually.
For additional information, please see our 2021 Corporate Responsibility Report.

xii	Alcon Annual Report 2022

Our Approach to
Corporate Responsibility
Alcon approaches corporate responsibility with the same commitment to continuous improvement and breakthrough innovation we bring to everything we do. We strive to integrate our objectives into our decision-making through a strong governance structure that includes Board of Directors’ accountability and a dedicated Global Head of Corporate Responsibility who oversees performance and initiatives. In addition, we factor our metrics into all Executive Leadership Team members’ performance goals that impact annual remuneration.

Our Goals

Social Impact:*
•By 2025, Alcon’s philanthropic support and training programs will help improve vision for 5 million people afflicted with untreated cataracts in low- and middle-income countries, including 1 million considered cataract-blind**
•By 2025, Alcon associates will help improve vision and enhance academic success by conducting 150,000 vision screenings to children and ensuring comprehensive care for those in need

Environmental Impact:
•By 2030, Alcon will become carbon neutral across global operations (Scope 1 and Scope 2 emissions)
•By 2030, Alcon will divert 100% of non-hazardous waste generated at manufacturing sites and distribution centers from landfill

Foundational To Our Strategy: •Best-in-class Workforce •Inclusive Culture •Safety •Ethics & Integrity •Strong Governance

*2021 Baseline **As defined by the World Health Organization, Blindness and Vision Impairment

Alcon Annual Report 2022	xiii

At our core, we are an innovation company. We root our innovation on a deep understanding of our customers’ needs. Alcon has one of the largest Research & Development commitments in the industry, and it is supported by our 1,600 R&D associates with expertise in areas like optics, material science, chemistry, software, hardware, manufacturing and technical operations.
In Surgical, Alcon’s innovation has been winning with doctors and their patients. PanOptix remains the only trifocal available in the United States, and Vivity’s light-bending solution now offers surgeon an AT-IOL solution without the visual disturbances of a diffractive lens. Also in Surgical, Alcon added the Hydrus Microstent to its portfolio in 2022. Longstanding clinical safety and efficacy data is a cornerstone of Hydrus Microstent and its market adoption, including sustained reduction in medication use and the need for invasive secondary glaucoma surgery.
And in Vision Care, Alcon’s innovation continues to meet evolving market needs. In 2022, Alcon launched DAILIES TOTAL1 for Astigmatism, which has been eagerly anticipated by eye care professionals since the launch of DAILIES TOTAL1 sphere, and with DAILIES TOTAL1 Multifocal, this now completes Alcon’s premium dailies portfolio of lenses. Alcon also has expanded its reusable premium portfolio with the launch of TOTAL30, the first innovation in the reusable space in years.
In 2022, Alcon also expanded its portfolio of ocular health products with the addition of Rocklatan and Rhopressa. These additions complement Alcon’s expansion into the ophthalmic pharmaceutical space, which also included the addition of Eysuvis and Inveltys in 2022.

PRECISION 1

PRECISION1
& PRECISION1
for Astigmatism

xiv	Alcon Annual Report 2022